RESEARCH SOLUTIONS, INC.

______________________________________________________

November 29, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3720

RE:	Research Solutions, Inc.

Registration Statement on Form S-1

Filed October 21, 2013

File No. 333-191832

Dear Ms. Ransom:

Please be advised that Research Solutions, Inc. hereby requests that the above referenced registration statement be declared effective at 5:00 p.m. EST, on Monday, December 2, 2013 or as soon as practicable thereafter.

We hereby acknowledge that:

1.	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, such action will not foreclose the Commission from taking any action with respect to the filing;

2.	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Peter Victor Derycz

Peter Victor Derycz

Chief Executive Officer

Research Solutions, Inc.